Exhibit 99.3
PRESS RELEASE | NASDAQ: IPX | ASX: IPX
November 1, 2022

IPERIONX APPOINTS TOBY SYMONDS AS COMPANY PRESIDENT

IperionX Limited (“IperionX” or “Company”) (NASDAQ: IPX, ASX: IPX), a leader in the development of a sustainable and circular titanium metal supply chain, today announced the appointment of Toby Symonds as President of IperionX.

Mr. Symonds has worked with IperionX since 2021, first as an advisory board member and then as Chief Strategy Officer. He is a highly experienced executive with more than 30 years of experience across a range of senior roles in operations, sales, strategy, finance and asset management.

Mr. Symonds previously served as a senior advisor to private equity, hedge funds and real estate asset managers, including Coliseum Capital Management, Sweetwater Capital Partners and Mosaic Real Estate Investors. Toby was a Managing Director at SAC Capital’s Business Development Group and was a founding partner of ENA Investment Capital in London and Altai Capital Management in New York. Prior to his career in asset management he spent over 11 years at JP Morgan and Morgan Stanley.

Todd Hannigan, Executive Chairman of IperionX said:

“I am very pleased to announce the appointment of Toby Symonds as President of IperionX.”

“Toby has been leading our customer engagement with outstanding success - we now have a strong pipeline of over 40 potential customers signed onto our confidential sales delivery process across the automotive, consumer electronic and defense sectors. Toby has extensive global leadership experience in building high performance teams and we look forward to his continued success at IperionX .”

Anastasios Arima, co-founder and CEO of IperionX added:

“Toby is an exceptional strategist and proven leader who builds effective, diverse, and successful teams. With his skilled leadership across sales, government relations, finance and business development, IperionX is well positioned for rapid growth.”

“Leading companies in the automotive, consumer electronics and luxury goods sectors are seeking to rapidly develop zero carbon supply chains and maximize their usage of circular materials. IperionX provides the only commercially available circular, low-carbon titanium production process.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

www.iperionx.com

Corporate Office	Tennessee Office	Salt Lake City Office

129 W Trade St, Suite 1405 Charlotte, NC 28202	279 West Main St, Camden, TN 38320	1782 W 2300 S, West Valley City, UT 84119

About IperionX

IperionX’s mission is to be the leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX’s breakthrough titanium technologies can produce titanium products that are low carbon and fully circular. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah, and intends to scale production at a Titanium Demonstration Facility in Virginia. IperionX holds a 100% interest in the critical minerals Titan Project, which has the largest JORC resource of titanium, rare earth and zircon rich mineral sands in the U.S.A.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.